Exhibit 99.1

Unaudited interim condensed consolidated financial statements

Kyivstar Group Ltd.

As of and for the nine and three-month period ended September 30, 2025

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period
(In millions of U.S. dollars except nominal value and per share data)	Note	2025	2024	2025	2024

Revenue	2	836	669	297	248

Service costs		(81)	(74)	(30)	(27)
Selling, general and administrative expenses		(279)	(221)	(96)	(79)
Depreciation		(102)	(89)	(37)	(30)
Amortization		(46)	(34)	(17)	(12)
Impairment		(6)	(2)	(3)	—
Loss on disposal of non-current assets		(1)	(1)	—	(1)
Listing expense	4	(162)	—	(162)	—
Other operating income		1	—	—	—

Operating profit / (loss)		160	248	(48)	99

Finance costs		(57)	(62)	(18)	(20)
Finance income		13	26	2	10
Other non-operating (loss) / gain, net		(8)	—	(6)	(1)
Net foreign exchange (loss) / gain, net		(21)	24	(1)	14
Profit / (loss) before tax		87	236	(71)	102

Income tax expense	3	(53)	(46)	(18)	(20)

Profit / (loss) for the period		34	190	(89)	82

Basic and diluted earnings / (loss) per share		$0.16	$0.92	$(0.41)	$0.40
Weighted average shares outstanding:
Basic and diluted	10	211,075,863	206,942,440	219,297,286	206,942,440

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period
(In millions of U.S. dollars)	Note	2025	2024	2025	2024

Profit / (Loss) for the period		34	190	(89)	82
Items that may be reclassified to profit or loss
Foreign currency translation		20	(72)	9	(16)
Fair value re-measurement of financial instruments	7	2	—	—	—
Other		2	8	—	8
Other comprehensive income / (loss), net of tax		24	(64)	9	(8)
Total comprehensive income / (loss), net of tax		58	126	(80)	74

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of:

(In millions of U.S. dollars)	Note	September 30, 2025	December 31, 2024*
Assets
Non-current assets
Property and equipment	5	803	624
Intangible assets, excluding goodwill	6	351	283
Goodwill	6	124	14
Investments and derivatives		2	—
Other assets		65	80
Total non-current assets		1,345	1,001

Current assets
Inventories		2	3
Trade and other receivables		37	40
Receivables from related parties	7, 11	48	363
Other financial assets	7	—	8
Investments and derivatives	7	102	94
Other assets		27	26
Cash and cash equivalents	8	472	674
Total current assets		688	1,208

Total assets		2,033	2,209

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		1,236	1,080
Total equity		1,236	1,080

Non-current liabilities
Debt and derivatives	7	275	225
Provisions		6	4
Deferred tax liabilities		18	6
Other liabilities		7	7
Total non-current liabilities		306	242

Current liabilities
Trade and other payables		137	132
Debt and derivatives	7, 11	227	669
Provisions		8	6
Current income tax payables		18	23
Other liabilities		101	57
Total current liabilities		491	887

Total equity and liabilities		2,033	2,209

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

*	prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2025		—	3,160	—	—	—	—	(2,080)	1,080
Retroactive effect of Capital Reorganization		206,942,440	(3,160)	2	2,143	4	1,011	—	—
As of January 1, 2025, recasted		206,942,440	—	2	2,143	4	1,011	(2,080)	1,080
Profit for the period		—	—	—	—	—	34	—	34
Other comprehensive income		—	—	—	—	4	—	20	24
Total comprehensive income		—	—	—	—	4	34	20	58
Non-cash distribution, net	4	—	—	—	—	—	(170)	—	(170)
SPAC Merger, net of transaction costs	4	23,921,083	—	—	257	11	—	—	268
Warrants exercised	7	1	—	—	—	—	—	—	—
As of September 30, 2025		230,863,524	—	2	2,400	19	875	(2,060)	1,236

for the three-month period ended September 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of July 1, 2025		—	3,290	—	—	—	—	(2,069)	1,221
Retroactive effect of Capital Reorganization		206,942,440	(3,290)	2	2,143	8	1,137	—	—
As of July 1, 2025, recasted		206,942,440	—	2	2,143	8	1,137	(2,069)	1,221
Profit for the period		—	—	—	—	—	(89)	—	(89)
Other comprehensive income		—	—	—	—	—	—	9	9
Total comprehensive income		—	—	—	—	—	(89)	9	(80)
Non-cash distribution, net	4	—	—	—	—	—	(170)	—	(170)
SPAC Merger, net of transaction costs	4	23,921,083	—	—	257	11	—	—	268
Warrants exercised	7	1	—	—	—	—	—	—	—
Other		—	—	—	—	—	(3)	—	(3)
As of September 30, 2025		230,863,524	—	2	2,400	19	875	(2,060)	1,236

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	5

for the nine-month period ended September 30, 2024:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2024		—	2,873	—	—	—	—	(1,986)	887
Retroactive effect of Capital Reorganization		206,942,440	(2,873)	2	2,143	—	728	—	—
As of January 1, 2024, recasted		206,942,440	—	2	2,143	—	728	(1,986)	887
Profit for the period		—	—	—	—	—	190	—	190
Other comprehensive loss		—	—	—	—	8	—	(72)	(64)
Total comprehensive income		—	—	—	—	8	190	(72)	126
As of September 30, 2024		206,942,440	—	2	2,143	8	918	(2,058)	1,013

for the three-month period ended September 30, 2024:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of July 1, 2024		—	2,981	—	—	—	—	(2,042)	939
Retroactive effect of Capital Reorganization		206,942,440	(2,981)	2	2,143	—	836	—	—
As of July 1, 2024, recasted		206,942,440	—	2	2,143	—	836	(2,042)	939
Profit for the period		—	—	—	—	—	82	—	82
Other comprehensive loss		—	—	—	—	8	—	(16)	(8)
Total comprehensive income		—	—	—	—	8	82	(16)	74
As of September 30, 2024		206,942,440	—	2	2,143	8	918	(2,058)	1,013

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine-month period ended September 30:

		Nine-month period
(In millions of U.S. dollars)	Note	2025	2024
Operating activities
Profit before tax		87	236
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		154	125
Loss on disposal of non-current assets		1	1
Listing expense	4	162	—
Finance costs		57	62
Finance income		(13)	(26)
Other non-operating loss, net		8	—
Net foreign exchange loss / (gain), net		21	(24)
Changes in trade and other receivables and prepayments		(49)	3
Changes in inventories		—	1
Changes in trade and other payables		80	30
Changes in provisions, pensions and other		6	2
Interest paid		(62)	(56)
Interest received		7	10
Income tax paid		(53)	(40)
Net cash flows from operating activities		406	324
Investing activities
Purchase of property, plant and equipment		(156)	(109)
Purchase of intangible assets		(47)	(34)
Payments on deposits		(38)	(13)
Inflows from loans granted, net		358	—
Receipts from / (investment in) financial assets		30	(61)
Acquisition of subsidiaries, net of cash acquired	4	(151)	(2)
Other proceeds from investing activities, net		—	12
Net cash flows used in investing activities		(4)	(207)
Financing activities
Repayment of Loan Note Payable	4	(123)	—
Proceeds from borrowings, net of fees paid		7	—
Repayment of debt		(601)	(21)
Proceeds from SPAC Merger, net of transaction costs	4	132	—
Investment in shares of VEON Ltd.		(22)	—
Net cash flows used in financing activities		(607)	(21)
Net (decrease) / increase in cash and cash equivalents		(205)	96
Net foreign exchange difference		3	(10)
Cash and cash equivalents at beginning of period		674	425
Cash and cash equivalents at end of period	8	472	511

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	7

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE COMPANY

1	GENERAL INFORMATION

Kyivstar Group Ltd. (the “Company” and collectively with its subsidiaries “Kyivstar Group”), an exempted company limited by shares, was incorporated under the laws of Bermuda with registration number 202504557, in Bermuda on March 7, 2025. The registered office of the Company is Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda. The principal place of business is located at Index Towers (East Tower), Unit 517, Dubai (DIFC), United Arab Emirates.

The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the business combination agreement, dated March 18, 2025 (the “Business Combination Agreement” or the “BCA”), by and among the Company, Cohen Circle Acquisition Corp. I (“CC” or “Cohen Circle”), a special purpose acquisition company (“SPAC”), VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp. (“Varna Merger Sub”).

On August 14, 2025, the Company and Cohen Circle consummated the Business Combination Agreement, as further explained below, pursuant to which (i) VEON Holdings Amsterdam B.V.’s shareholder contributed their shares in VEON Holdings B.V. to the Company in exchange of the Company’s shares at a pre-determined exchange ratio, becoming the Company’s controlling shareholder (the “Capital Reorganization”) and (ii) Cohen Circle’s shareholders contributed the net assets of Cohen Circle, which primarily consisted of cash and marketable securities held in trust and certain public warrant liabilities in exchange of the Company’s shares via a merger with Varna Merger Sub (the “SPAC Merger”). Cohen Circle Acquisition Corp. I subsequently changed its name to Kyivstar Cayman Corp. on August 14, 2025. Refer to Major developments during the nine-month period ended September 30, 2025 below and Note 4 for further details.

Kyivstar Group’s operations include the operations of the following entities (i) VEON Holdings B.V. (“VEON Holdings”) and (ii) JSC Kyivstar and its subsidiaries (“Kyivstar”).

In April 2025, VEON Ltd. undertook a pre-transaction reorganization of VEON Holdings (the “Reorganization”). This Reorganization was consummated through a Dutch legal demerger, as a result of which VEON Holdings, which remains domiciled in the Netherlands, holds only Kyivstar and its subsidiaries and certain other select assets and liabilities. The Reorganization was completed on April 8, 2025. As mentioned above, following the Capital Reorganization, the Company became the parent of VEON Holdings and the holding company of all operations of Kyivstar Group.

VEON Holdings was established as a private company with limited liability under the laws of the Netherlands on June 29, 2009. The registered office and principal place of business of VEON Holdings B.V. is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands. The entity is an indirectly wholly owned subsidiary of VEON Ltd. (“VEON” or “Parent”).

The main operating company in Kyivstar Group is JSC Kyivstar (“Kyivstar”). JSC Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar’s business is its registered legal address. JSC Kyivstar has a main office in Kyiv, Ukraine.

JSC Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes Kyivstar TV, offered on IPTV platforms as well as mobile, big data and technology services through Kyivstar.Tech, digital health services through Helsi, ride-hailing and delivery through Uklon, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.

BASIS OF PRESENTATION

The SPAC Merger and Capital Reorganization has been accounted for with Cohen Circle being identified as the “acquired” entity for financial reporting purposes. Accordingly, the SPAC Merger has been accounted for as the equivalent of the Company issuing shares for the net assets of Cohen Circle, accompanied by a Capital Reorganization. Therefore, these interim condensed consolidated financial statements have been presented as a continuation of VEON Holdings and its subsidiaries as VEON Holdings is considered the accounting predecessor. Accordingly, all historical financial information presented in these interim condensed consolidated financial statements represents the accounts of VEON Holdings. The comparative financial information in relation to the shares and basic and diluted earnings per share prior to the Business Combination have been retroactively recast as shares reflecting the exchange ratio established in the Capital Reorganization.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	8

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed consolidated financial statements. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the VEON Holdings audited annual combined financial statements as of and for the year ended December 31, 2024 as included in the Company’s prospectus deemed effective with the SEC on July 22, 2025.

As noted above, prior to the close of the Business Combination and Capital Reorganization, the financial statements were prepared on a combined basis using the carve-out principles described in the Company’s VEON Holdings audited annual combined financial statements as of and for the year ended December 31, 2024 as included in the Company’s prospectus deemed effective with the SEC on July 22, 2025. These interim condensed consolidated financial statements follow the same significant accounting policies as those included in the VEON Holdings’ most recent audited consolidated financial statements. Management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these interim condensed consolidated financial statements, except for the adoption of the new or revised standards, amendments and/or interpretations that became mandatory for periods beginning on or after January 1, 2025. See New Accounting Policies below for further details.

Certain amounts reported in the interim condensed consolidated statement of financial position have been reclassified in order to conform to the current period presentation.

The interim condensed consolidated financial statements have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, material uncertainties affecting the Company’s ability to continue as a going concern are discussed in detail at the end of this section.

These interim condensed consolidated financial statements do not necessarily reflect what the consolidated result of operations would have been had the Company existed as a separate independent legal group and had it therefore presented stand-alone interim condensed consolidated financial information during the periods presented. Further, these interim condensed consolidated financial statements may not be indicative of the Company’s future performance, financial position, or cash flows. Specifically, for all periods prior to the close of the Capital Reorganization the condensed combined financial statements were prepared using the carve-out principles described in VEON Holdings audited annual combined financial statements. Subsequent to the closing, the interim condensed consolidated financial statements are now prepared based on the actual results of the consolidated group.

The functional currency of Kyivstar is Ukrainian Hryvnia (“UAH”), the currency of the primary economic environment in which Kyivstar operates. The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.

FOREIGN CURRENCY TRANSLATION

For the purpose of these interim condensed consolidated financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Equity.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	9

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

BASIS OF CONSOLIDATION

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Interests held by Kyivstar Group in its principal subsidiaries as of September 30:

	2025		2024
Name	Interest	Country of operation	Interest	Country of operation
LLC Kyivstar.Tech	100.00%	Ukraine	100.00%	Ukraine
LLC Helsi Ukraine *	97.99%	Ukraine	69.99%	Ukraine
LLC Lan Trace	100.00%	Ukraine	100.00%	Ukraine
LLC Uklon Corporate *	97.00%	Ukraine	—	—
LLC Uklon Tech *	97.00%	Ukraine	—	—
LLC Uklon Ltd *	97.00%	Cyprus	—	—
Uklon LLC (100.00% subsidiary of LLC Uklon Ltd)	100.00%	Uzbekistan	—	—
VEON Holdings B.V.	100.00%	Netherlands	—	—
Kyivstar Cayman Corp.	100.00%	Cayman Islands	—	—

*	In each of these subsidiaries, a symmetrical put and call option agreement for the remaining ownership interest exists. As a result, on each respective acquisition date, the Company determined that it had a present ownership interest in the remaining ownership percentage and has consolidated these subsidiaries fully at 100%.

In September 2024, JSC Kyivstar entered into a share-purchase agreement to acquire 100% of the equity interests of LLC “Lan Trace”, an entity who provides internet and TV services in the city of Boryspil and 17 other towns within the Kyiv region, Ukraine to expand its digital portfolio. The preliminary purchase price, which is subject to adjustment, was US$2.

On March 19, 2025 JSC Kyivstar signed a share purchase agreement (“SPA”) to acquire Uklon, consisting of 97% of LLC Uklon Corporate, LLC Uklon Tech, and LLC Uklon Ltd. and its 100% subsidiary Uklon LLC, a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025. Refer to Note 4 for further details.

In May 2025, Kyivstar further increased its ownership of Helsi Ukraine to 97.99% for US$11. Refer to “major developments during nine-month period ended September 30, 2025” for more details. JSC Kyivstar previously acquired a controlling share (69.99%) of Helsi Ukraine, an entity in the IT e-health sector in August 2022 for US$15.

In the interim condensed consolidated financial statements subsidiary undertakings – which are those companies in which the Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations – have been fully consolidated.

Intercompany transactions, balances and unrealized gains or losses on transactions between Kyivstar Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with Kyivstar Group’s accounting policies.

NEW ACCOUNTING POLICIES

Revenue recognition policy - Uklon

Uklon earns commissions from drivers for facilitating ride-hailing services through its platform. Uklon recognizes revenue as an agent for these ride-hailing services, recording only the commissions collected from drivers, net of any incentives provided to drivers and any incentives provided by Uklon to riders requesting ride-hailing services, as revenue. Revenue is recognized upon completion of the ride, as this satisfies the performance obligation of facilitating the services. Uklon also has arrangements to provide advertising services to third parties that are interested in reaching users of the Uklon platform.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to IAS 32 Financial Instruments: Presentation (“IAS 32”) and IFRS 9 Financial Instruments (“IFRS 9”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	10

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The Company accounts for its 7,666,629 Public Warrants issued in connection with its SPAC Merger as derivative warrant liabilities in accordance with IAS 32 and IFRS 9. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of profit or loss. The fair value of warrants issued by the Company has been estimated using the market price at each measurement date.

Earnings per share - basic and diluted

Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed using the weighted average shares of common stock outstanding during the period and potentially dilutive common shares, including the effect of warrants to purchase shares of common stock using the treasury stock method. The weighted-average shares outstanding for all prior periods presented have been retroactively recast to reflect the capital structure following the Capital Reorganization.

Transaction Costs

Transaction costs of an equity transaction are accounted for as a reduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

GOING CONCERN

As of November 24, 2025, the war in Ukraine is ongoing, millions of people have fled Ukraine, and the country has sustained significant damage to infrastructure and assets. Currently, we have 22.5 million subscribers in Ukraine, where they are supported by approximately 5,058 employees. Kyivstar Group’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of November 24, 2025, most of our Ukraine subsidiary’s employees remain in the country.

The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

●	We may need to record future impairment charges in Ukraine, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.

●	As of November 24, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.

●	Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company (“UTC”), a related party to the Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries.

Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

●	We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.

●	The Company actively engages with stakeholders, including suppliers, customers, and regulatory authorities, to proactively address potential disruptions. Diversification of supply chains and markets to reduce dependency on regions affected by the war is implemented where possible. Management also continues to review and update risk management policies to enhance resilience against the volatility stemming from the war.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	11

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

●	The Company continues to fund its operations for the next twelve months primarily through a combination of existing liquidity and anticipated proceeds from its customers, including its wholesale business outside Ukraine. As of September 30, 2025, the Company holds US$302 in cash and cash equivalents and US$170 of other liquid financial assets, providing a total available funding of approximately US$472, which significantly exceeds the Company’s projected operating expenditures for the next twelve months. The Company has no material unrelated party debts and therefore no unrelated party debt covenants. The resilience of the Company and its ability to generate strong cash flows has been proven through the full-scale war since 2022.

●	Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that sanctioned individuals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar.

●	On October 30, 2023, VEON announced that two appeals were filed with the relevant Ukrainian courts, challenging the freezing of the corporate rights in Kyivstar and UTC, noting that corporate rights in Kyivstar and UTC belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and UTC. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group’s subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group’s other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. After the successful lifting of the court freeze of Kyivstar’s shares on November 29, 2024, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian subsidiaries corporate rights. VEON is pursuing steps to meet the conditions required by the local custodian to lift the stipulated freeze.

●	On August 14, 2025, VEON closed the previously announced business combination agreement between Kyivstar Group Ltd. and Cohen Circle. In connection with the business combination agreement, Kyivstar Group Ltd. acquired all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. Following the closing of the BCA, on August 15, 2025, Kyivstar Group Ltd.’s Common Shares and Warrants commenced trading on the Nasdaq Stock Market (the “Listing”) under the symbols “KYIV” and “KYIVW”, respectively, making the Company the first and only pure-play Ukrainian investment opportunity in U.S. stock markets. The Listing has broadened the Company’s US and international shareholder base with over 10% of the Company’s shares being traded publicly on the Nasdaq Global Select market.

The accompanying interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	12

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Major developments during the nine-month period ended September 30, 2025

Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business

On March 19, 2025 JSC Kyivstar signed an agreement to acquire 97% of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025.

This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. For further details refer to Note 4.

VEON completes first phase of Share Buyback Program

On January 27, 2025, the US$30 first phase of VEON Ltd.’s share buyback program (as carried out by VEON Holdings B.V.) was completed, resulting in an additional purchase of US$22 of VEON Ltd. shares. Subsequently, during the three-month period ended March 31, 2025, all the shares purchased were transferred to VEON Amsterdam B.V. (refer to Note 7).

VEON completes reorganization of VEON Holdings B.V.

On April 8, 2025, VEON announced that it had successfully completed the reorganization of VEON Holdings B.V.

Bond repayments

VEON Holdings B.V. repaid all of its 4.0% April 2025 U.S. Dollar denominated Notes (US$472) and 6.3% June 2025 Russian Ruble denominated Notes (US$100 (RUB7,840)), on April 9, 2025 and June 18, 2025, respectively, prior to its acquisition by Kyivstar Group Ltd.

Kyivstar increases ownership stake in Helsi

In May 2025, Kyivstar and LLC “UKRAINIAN INVESTMENT PLATFORM”, representing 26.9% ownership together with other minority stakeholders representing 1.1% ownership in Helsi, negotiated an agreement to buy out the ownership stake of these parties for US$11. Simultaneously the parties also terminated the existing put and call option agreements to the extent representing the stake of these parties, resulting in partial derecognition of the put option liability. At the same time Kyivstar agreed to terms with the remaining 2.01% shareholders based on the terms of the originally entered put and call option agreement.

Share capital

On July 8, 2025, the Company increased its authorized share capital by US$654,300 to US$2,654,300. Immediately following the share capital increase, the Company’s authorized share capital consists of US$2,654,300, divided into 265,430,000 common shares, par value US$0.01 per share.

Completion of Business Combination Agreement

On July 10, 2025, VEON and Cohen Circle announced the execution of non-redemption agreements (“NRAs”), totaling approximately US$52.5 with accredited institutional investors, securing the minimum US$50 cash condition for the proposed Business Combination Agreement.

On August 12, 2025, the shareholders of CC voted to approve and adopt the Business Combination Agreement and to approve and authorize CC to merge with Varna Merger Sub. In connection with the vote to approve the Business Combination Agreement and the SPAC Merger, holders of 5,847,015 shares of CC Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.40 per share, for a total aggregate redemption amount of US$61 resulting in a total of 17,152,985 Cohen Circle public ordinary shares remaining issued and outstanding as of the Closing Date.

On August 14, 2025, the Company consummated the Business Combination Agreement (the “Closing”). In connection with the Business Combination Agreement, the Company acquired all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. in exchange for 206,942,440 newly issued Kyivstar Group Ltd. Common Shares and a Loan Note Payable in the amount of US$178. Further, on August 14, 2025, Varna Merger Sub merged with and into CC with CC being the surviving corporation of the SPAC Merger and becoming a wholly owned subsidiary of the Company. The Company effectively acquired CC’s Net Assets of approximately US$162, consisting predominantly of US$178 in cash and US$16 in liabilities via the SPAC Merger.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	13

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

At the Closing, each share of CC Class A Ordinary Shares issued and outstanding immediately prior to the Closing was automatically surrendered and exchanged for 23,163,338 newly issued Kyivstar Group Ltd. Common Shares. Further, 757,745 of the Company’s Common Shares were, pursuant to the NRAs, issued to certain holders of Cohen Circle Class A Ordinary Shares who were parties to the NRAs in consideration of such holders agreeing (i) to vote their Cohen Circle Class A Ordinary Shares in favor of the Transactions and (ii) not to redeem such Cohen Circle Class A Ordinary Shares.

At the Closing, each of the 7,666,629 issued and outstanding CC Public Warrants were automatically surrendered and exchanged for 7,666,629 Kyivstar Group Warrants.

Following the Closing, on August 15, 2025, the Company’s Common Shares and Warrants commenced trading on the Nasdaq Stock Market under the symbols “KYIV” and “KYIVW”, respectively, with VEON Amsterdam B.V. holding 89.6% of the outstanding shares.

Appointment of management and board

Effective June 1, 2025, Boris Dolgushin was appointed as Chief Financial Officer of the Company.

On August 14, 2025, the Company appointed Kaan Terzioğlu as Executive Chairman and Director, and Oleksandr Komarov as President. The Company also appointed Serdar Çetin, Betsy Z. Cohen, Augie K. Fabela II, Rt Hon Sir Brandon Lewis CBE, Burak Ozer, Duncan Perry, Michael R. Pompeo, Dmytro Shymkiv and Michiel Soeting as the directors of the Company.

Major developments during the nine-month period ended September 30, 2024

Cybersecurity Incident in Ukraine

The cybersecurity incident reported during 2023 had a significant impact for the nine-month period ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue in 2024 was US$46.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	14

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2	SEGMENT INFORMATION

The Kyivstar operations are considered as one operating segment. While Kyivstar Group identifies a single reportable segment in accordance with IFRS 8 Operating Segments, revenue is disaggregated into the following categories:

●	Telecommunications revenue – service revenue from mobile and fixed connectivity services provided to individuals and corporate customers;

●	Digital revenue – revenue from proprietary digital platforms and services

Management evaluates Kyivstar’s performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain or loss on disposals of non-current assets, other non-operating gains or losses, and for certain non-recurring items such as listing expense (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”).

The following tables present the key financial information for the nine and the three-month period ended September 30, 2025:

For the nine-month period ended September 30:

	Telecommunications revenue		Digital revenue		Total revenue
	2025	2024	2025	2024	2025	2024
Kyivstar	762	654	74	15	836	669

Total	762	654	74	15	836	669

	Selling, general and administrative expenses **		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2025	2024	2025	2024	2025	2024
Kyivstar	279	221	477	374	223	131

Total	279	221	477	374	223	131

*	This includes capital expenditures on property, plant and equipment, net of advances, of US$174 (2024: US$99), intangible assets of US$130 (2024: US$86) after deducting additions in licenses of US$1 (2024: US$nil) and right-of-use assets of US$80 (2024: US$54).

**	Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.

For the three-month period ended September 30:

	Telecommunications revenue		Digital revenue		Total revenue
	2025	2024	2025	2024	2025	2024
Kyivstar	262	242	35	6	297	248

Total	262	242	35	6	297	248

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	15

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Selling, general and administrative expenses **		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2025	2024	2025	2024	2025	2024
Kyivstar	96	79	171	142	89	56

Total	96	79	171	142	89	56

*	This includes capital expenditures on property, plant and equipment, net of advances, of US$74 (2024: US$42), intangible assets of US$37 (2024: US$30) after deducting additions in licenses of US$1 (2024: US$nil) and right-of-use assets of US$21 (2024: US$16).

**	Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.

The following table provides the reconciliation of Adjusted EBITDA to profit / (loss) before tax for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2025	2024	2025	2024
Total Adjusted EBITDA	477	374	171	142
Adjustments to reconcile Total Adjusted EBITDA to Profit before tax
Depreciation	(102)	(89)	(37)	(30)
Amortization	(46)	(34)	(17)	(12)
Impairment	(6)	(2)	(3)	—
Loss on disposal of non-current assets	(1)	(1)	—	(1)
Listing expense	(162)	—	(162)	—
Finance costs	(57)	(62)	(18)	(20)
Finance income	13	26	2	10
Other non-operating (loss) / gain, net	(8)	—	(6)	(1)
Net foreign exchange (loss) / gain, net	(21)	24	(1)	14

Profit / (loss) before tax	87	236	(71)	102

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	16

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

3	INCOME TAXES

Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.

Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2025	2024	2025	2024
Current income taxes	(49)	(41)	(17)	(17)
Deferred income taxes	(4)	(5)	(1)	(3)
Income taxes	(53)	(46)	(18)	(20)
Effective tax rate	60.9%	19.5%	(25.4)%	19.6%

The difference between the statutory tax rate in Ukraine of 18.0% (major business operations of Kyivstar Group) and the effective corporate income tax rate for Kyivstar Group in the nine and three-month periods ending September 30, 2025 of 60.9% and (25.4%), was primarily driven by lowered profit before tax for Kyivstar Group due to a one-time listing expense incurred at the Kyivstar Group level of US$162.

Global Minimum Tax

The Company is in scope of the enacted Pillar Two legislation and has performed an assessment of the Kyivstar Group’s exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Kyivstar Group. Based on the assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Kyivstar Group operates are above 15%.

The Company has applied the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	17

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP

4	SIGNIFICANT TRANSACTIONS

During the nine-month period ended September 30, 2025

Business Combination Agreement

As discussed in Note 1, on August 14, 2025, the Company consummated the Business Combination Agreement which included the Capital Reorganization and SPAC Merger.

Capital Reorganization

In connection with the Business Combination Agreement, the Company acquired all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. in exchange for 206,942,440 newly issued Kyivstar Group Ltd. Common Shares and a Loan Note Payable in the amount of US$178. The Loan Note Payable, net of US$8 of transaction costs incurred by Kyivstar Group but reimbursed to VEON Amsterdam B.V. from the SPAC Merger proceeds, has been accounted for as a non-cash distribution to VEON Amsterdam B.V. in its capacity as shareholder.

SPAC Merger

The SPAC Merger was accounted for as a capital reorganization in accordance with IFRS 2 Share-based Payments (“IFRS 2”). Under this method of accounting, Cohen Circle is treated as the “acquired” company for financial reporting purposes and the Company as the accounting “acquirer”. The net assets of Cohen Circle were stated at historical cost, with no goodwill or other intangible assets recorded. The SPAC Merger, which is not within the scope of IFRS 3 Business Combinations (“IFRS 3”), since Cohen Circle did not meet the definition of a “business” pursuant to IFRS 3, was accounted for within the scope of IFRS 2. Any excess of fair value of the Company’s common shares issued over the fair value of Cohen Circle identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The consolidated financial statements of the merged company will represent a continuation of the financial statements of VEON Holdings, the principles and guidance on the preparation and presentation of the consolidated financial statements will be applied as follows:

●	the assets and liabilities of VEON Holdings recognized and measured in the financial statements at their carrying amounts immediately prior to the Capital Reorganization;

●	the net investment of VEON Holdings is recognized in the financial statements at amounts immediately prior to the Capital Reorganization. Common shares and capital surplus have been adjusted retroactively to reflect the legal capital of the Company; and

●	the comparative information presented in the financial statements are that of VEON Holdings.

Non-redemption Agreements

On July 10, 2025, Cohen Circle and Kyivstar Group Ltd. entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with certain unaffiliated third parties (the “Investors”) in exchange for such third party or third parties agreeing to vote in favor of the SPAC Merger and not to redeem certain public Cohen Circle Class A Ordinary Shares, US$0.0001 par value per share of Cohen Circle sold in its initial public offering (the “Non-Redeemed Shares”) at the Cohen Circle Extraordinary General Meeting. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, Kyivstar Group Ltd. issued 757,745 Kyivstar Group Ltd. Common Shares at Closing.

The issuance of Kyivstar Group Ltd. shares to Cohen Circle shareholders as consideration for non-redemption and voting support has been classified as a share-based payment transaction under IFRS 2 as Kyivstar Group Ltd. issued shares as consideration for the non-redemption and voting agreements. The shares issued by Kyivstar Group Ltd. were recognized as an equity transaction, with the initial measurement at fair value. The fair value of the issued shares should be determined based on the market price and is included in the listing expense in the interim condensed consolidated income statement.

SPAC Public Shares

On August 12, 2025, the shareholders of CC voted to approve and adopt the Business Combination Agreement and to approve and authorize CC to merge with Varna Merger Sub. In connection with the vote to approve the Business Combination Agreement and the SPAC Merger, holders of 5,847,015 shares of CC Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.40 per share, for a total aggregate redemption amount of US$61 resulting in a total of 17,152,985 Cohen Circle public ordinary shares remaining issued and outstanding as of the Closing Date. At the Closing, each share of CC Class A Ordinary Shares issued and outstanding immediately prior to the Closing was automatically surrendered and exchanged for 17,152,985 newly issued Kyivstar Group Ltd. Common Shares.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	18

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

SPAC Sponsor Shares, including Sponsor Vesting Shares

Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC (collectively the “Sponsor”) and Cantor Fitzgerald & Co. (“Cantor”) held 8,350,000 and 270,000 founder shares, respectively. The Sponsor forfeited 2,609,647 founder shares in connection with the SPAC Merger immediately prior to the effective time of the Business Combination Agreement, and the remaining 6,010,353 founder shares (5,740,353 held by the Sponsor and 270,000 held by Cantor) were converted into Kyivstar Group Ltd. Common Shares.

The Sponsor is not permitted to sell or transfer 3,971,515 of its 5,740,353 shares during the Lock-Up Period (defined as the earlier to occur of: (a) 180 days after the Closing; or (b) such time as the stock price meets or exceeds US$13.50 for 20 out of any 30 consecutive trading days (but no earlier than 90 days following the Closing)).

Furthermore, 1,323,838 Kyivstar Group Ltd. Common Shares issued to the Sponsor will only vest with respect to:

a.	661,919 shares (“Sponsor vesting shares, Tranche 1”), on the date the stock price meets or exceeds US$15.00 for 20 out of any 30 consecutive trading days within two years following the Closing; and

b.	661,919 shares (“Sponsor vesting shares, Tranche 2”), on the date the stock price meets or exceeds US$20.00 for 20 out of any 30 consecutive trading days within five years of the Closing, and

If the hurdles are not achieved under (a) and/or (b) above, such shares will be forfeited by the Sponsor.

The Sponsor vesting shares represent a potential contingent payment arrangement with the Sponsor and are considered a share-based payment under IFRS 2. The vesting is based on a market condition, linked to the Company’s share price. There is no service condition attached to the vesting of the shares. As a result, this condition is considered to be a non-vesting condition rather than a market condition. The non-vesting condition was taken into account when estimating the grant date fair value of the vesting shares issued. The IFRS 2 fair value of the Sponsor vesting shares was immediately expensed as part of the listing expense in the income statement. As the Sponsor vesting shares are classified as equity-settled share-based payment, there is no subsequent remeasurement of these shares.

The Company utilized a Monte Carlo simulation model to determine the fair value of the Sponsor vesting shares. The use of the Monte Carlo simulation model required the Company to make estimates and assumptions, such as expected volatility, expected term and risk-free interest rate which were based on the best information available to management at the time of closing.

Warrants

At the Closing, each of the 7,666,629 issued and outstanding Cohen Circle warrants were automatically surrendered and exchanged for 7,666,629 Kyivstar Group warrants. The warrants became exercisable 30 days after the completion of the Business Combination Agreement. The warrants will expire five years after the completion of a Business Combination Agreement or earlier upon redemption by the Company or liquidation of the Company.

The warrants may be redeemed when the price per common share equals or exceeds US$18.00. Once the warrants become exercisable, the Company may redeem the warrants:

●	in whole and not in part;

●	at a price of US$0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

If, and only if, the closing price of the Company’s common shares equals or exceeds US$18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the notice of redemption is given to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

As these warrants have been determined by management to be derivative instruments that will or might be settled other than by the exchange of a fixed amount of cash for a fixed number of own equity instruments, they meet the definition of financial liabilities. The Company has determined that the warrants should be classified as derivative financial liabilities under IFRS and measured at fair value with changes in fair value taken to the income statement.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	19

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Refer to Note 7 for Fair Value information.

The following table summarizes the proceeds raised and issuance costs incurred related to the SPAC Merger on August 14, 2025:

Amount
Proceeds from SPAC Trust	178
SPAC professional fees	(16)
Proceeds from SPAC Merger	162
Kyivstar Group professional fees	(30)
Net proceeds from SPAC Merger	132

The following table summarizes the impact to the Statement of Equity related to the SPAC Merger on August 14, 2025:

	Number of shares	Amount
Shares issued to SPAC public investors (at US$12.70 / share)	17,152,985	218
Shares issued to SPAC non-redeeming shareholders (at US$12.70 / share)	757,745	10
Shares issued to SPAC sponsor and Cantor (at US$12.70 / share)	4,686,515	60
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 1 (at US$8.70 / share)	661,919	6
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 2 (at US$8.10 / share)	661,919	5
SPAC Merger equity issued	23,921,083	298
Kyivstar Group professional fees		(30)
SPAC Merger equity issued, net of transaction costs		268

Listing expense

As discussed above, as the SPAC Merger was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the Company, and the fair value of the Cohen Circle’s identifiable net assets represented a service received by the Company, and thus was recognized as an expense upon consummation of the SPAC Merger.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to Cohen Circle as consideration over the fair value of Cohen Circle’s identifiable net assets was recognized as a listing expense in the amount of US$162 in the condensed consolidated income statement for the period ended September 30, 2025.

The following table displays the calculation of the listing expense recognized on August 14, 2025 for the period ended September 30, 2025:

	Number issued	Fair Value
Shares issued to SPAC public investors (at US$12.70 / share)	17,152,985	218
Shares issued to SPAC non-redeeming shareholders (at US$12.70 / share)	757,745	10
Shares issued to SPAC sponsor (at US$12.70 / share)	4,686,515	60
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 1 (at US$8.70 / share)	661,919	6
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 2 (at US$8.10 / share)	661,919	5
Warrants issued to SPAC public investors (at US$3.35 / warrant)	7,666,629	26
Fair value of consideration		324
Fair value of Cohen Circle Net Assets acquired		162
Excess of fair value of consideration over Cohen Circle’s net assets (IFRS 2 charge for listing service)		162

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	20

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Acquisition of Uklon

On March 19, 2025, JSC Kyivstar signed an agreement to acquire Uklon Group, a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon Group shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed.

The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:

April 2, 2025
Non-current assets
Intangible assets	58

Current assets
Trade and other receivables	2
Cash and cash equivalents	12

Non-current liabilities
Deferred tax liability	(7)

Current liabilities
Trade and employee related payables	(6)
Other current liabilities	(10)

Fair value of identifiable net assets	49

Goodwill resulting from acquisition	109

Purchase consideration	158

The following table shows the details of purchase consideration at the acquisition date:

April 2, 2025
Cash paid *	141
Fair value of contingent consideration	16
Put option liability	1
Total consideration	158

*	Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards.

The following table shows the details of cash outflow during the nine-months ended September 30, 2025:

September 30, 2025
Cash consideration	153
Less: balances acquired
Cash and cash equivalents	(12)
Net outflow of cash - investing activities	141

Contingent consideration of US$12 recognized as of the acquisition date has been fully paid as of September 30, 2025.

Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from US$nil to US$4, with management assessing full payment as highly probable.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	21

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date, VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in the interim condensed consolidated income statement.

The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate.

The fair value of the trademark was determined to be US$18 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate.

The fair value of the developed technology intangible asset was determined to be US$8 with an estimated useful life of 3 years. The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence.

The fair value of acquired trade and other receivables is US$2, which is very close to gross contractual amount, as a loss allowance is insignificant.

The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon’s strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon’s technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes.

There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.

From the date of acquisition, Uklon contributed US$46 of revenue and US$14 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$66 and contribution to the profit before tax for Kyivstar Group would have been US$19. These amounts have been calculated using Uklon’s results and adjusting them for:

●	differences in the accounting policies between Kyivstar Group and Uklon, and

●	additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects.

Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.

The accounting for the purchase of Uklon is provisional as the valuation of certain intangible and long-term assets, accounts payable, other assets and liabilities, and residual goodwill related to this acquisition is not complete. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date ending April 2, 2026).

During the three-month period ended September 30, 2025, Kyivstar recorded measurement period adjustments related to the acquisition of Uklon to reflect additional information identified after the six-month period ended June 30, 2025. The adjustments include recognition of US$6 million of unpaid Seller transaction costs as assumed Seller liabilities and a total decrease of US$1 million related to the fair value of the put option liability and deferred tax liability. As a result, the fair value of identifiable net assets decreased from US$54 million to US$49 million, and goodwill increased from US$104 million to US$109 million. These adjustments were made within the measurement period and reflect facts and circumstances existing at the acquisition date.

There were no further significant transactions during the nine-month and the three-month period ended September 30, 2025, other than disclosed above and in Note 1.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	22

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

5	PROPERTY AND EQUIPMENT

The following table summarizes the movement in the net book value of property and equipment for the nine-month period ended September 30:

	2025	2024

Balance as of January 1	624	597

Acquisitions	1	—
Additions	221	113
Depreciation	(102)	(89)
Impairment	(6)	(2)
Translation adjustment	12	(49)
Transfers and reclassifications	(2)	(2)
Modifications and reassessments	58	40
Disposals and write-off	(3)	(2)
Divestment and reclassification to Held for sale	—	(1)

Balance as of September 30	803	605

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	23

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

6	INTANGIBLE ASSETS AND GOODWILL

The following table summarizes the movement in the net book value of intangible assets, including goodwill for the nine-month period ended September 30:

	2025	2024

Balance as of January 1	297	272

Acquisitions*	167	—
Additions	50	32
Disposal and write-offs	(1)	—
Transfer and reclassification	2	3
Amortization	(46)	(34)
Currency translation	6	(19)

Balance as of September 30	475	254

*	This includes intangible assets acquired as part of Uklon acquisition consisting of goodwill (US$109), customer relationships (US$32), brand and trademarks (US$18) and software (US$8).

Included within total intangible asset movements for the nine-month period ended September 30, 2025, as shown above, are the following movements in goodwill for the group, per cash generating unit (“CGU”):

	2025	2024

Balance as of January 1	14	14
Acquisitions*	109	—
Transfer and reclassification	1	—
Balance as of September 30	124	14

*	For acquisitions and divestments, refer to Note 4 for further details.

Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers, amongst other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods. Refer to the table above for an overview of the carrying value of goodwill.

Impairment losses

The Company performed annual impairment testing of goodwill as of September 30, 2025 and 2024. Based on the analysis performed, no impairment was identified for any CGUs.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	24

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

7	INVESTMENTS, DEBT AND DERIVATIVES

The Company holds the following investments and derivative assets:

	September 30, 2025	December 31, 2024

At fair value
Other financial assets - VEON Ltd. shares	—	8
	—	8

At amortized cost
Loan receivable from VEON Amsterdam B.V.	—	363
Indemnity receivable from VEON Amsterdam B.V.	39	—
Other receivables from VEON Amsterdam B.V.	9	—
Total Other financial assets - related party	48	363

Investments and derivatives	104	94
Security deposits and cash collateral	102	64
Other investments	2	30

At fair value

Other financial assets

VEON Ltd. shares as of December 31, 2024 of US$8, represented 5,024,175 ordinary shares of VEON Ltd. (the ultimate Parent of Kyivstar Group) measured at fair value through other comprehensive income.

During the nine-month period ended September 30, 2025, the Company further purchased 12,346,225 ordinary shares of VEON Ltd. for US$22. The financial asset was measured at fair value, impacting other comprehensive income by US$2. All VEON Ltd. ordinary shares held by VEON Holdings were transferred to VEON Amsterdam B.V. in March 2025 at fair value (US$32) resulting in a receivable from VEON Amsterdam B.V. Subsequently, these receivables from VEON Amsterdam B.V. were utilized in the repayment of bonds.

At amortized cost

Indemnity receivable from VEON Amsterdam B.V. (US$39) reflects an indemnity agreement to cover potential future repayments of Bonds mentioned in this section below.

Investment and derivatives

Security deposits and cash collateral consisted of funds held in the account of a clearing company acting as an intermediary between Kyivstar and roaming and interconnect partners, amounting to US$102 (2024: US$64).

As of December 31, 2024 other investments at amortized cost predominantly include sovereign Ukrainian bonds held by Kyivstar, US$30 denominated in US$. The average yield to maturity of the sovereign Ukrainian bonds was 1.59% in 2025 (2024: 2.79%).

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	25

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The Company holds the following debt and derivative liabilities:

	September 30, 2025	December 31, 2024

At fair value
Warrants	31	—
Total at fair value	31	—

At discounted redemption amount
Put option liability	2	9
Total at discounted redemption amount	2	9

At amortized cost
Bonds	37	585
Interest accrued on Bonds	2	6
Lease liabilities	353	294
Other financial liabilities	21	—
Loan Note Payable - VEON Amsterdam B.V.	56	—
Total at amortized cost	469	885

Total debt and derivatives	502	894
Non-current	275	225
Current	227	669

At fair value

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the nine-month period ended September 30, 2025, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

The SPAC Merger (refer to Note 4) included the issuance of 7,666,629 Warrants. Each Warrant entitles the holder to purchase one Common Share at an exercise price of US$11.50 per share. The Warrants are exercisable from September 14, 2025 and will expire on August 14, 2030. During the nine-month period ended September 30, 2025 one Warrant was exercised leaving 7,666,628 Warrants outstanding on September 30, 2025.

The Warrants are accounted for as liabilities and are measured at fair value as of each reporting period. As the Warrants are traded on an active market under the trading symbol “KYIVW”, the fair value of the warrants is a level 1 fair value measurement. Changes in the fair value of the Warrants are recorded in the statements of operations for each period within other non-operating (loss) / gain, net.

At discounted redemption amount

Put option liability represents Helsi put option liability amounting to US$1 (2024: US$9) and Uklon put option liability amounting to US$1 (2024: US$nil), both measured at the discounted redemption amount.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	26

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

At amortized cost

During the nine-month period, VEON Holdings repaid all of its 4.0% April 2025 U.S. Dollar denominated New Notes (US$472) and 6.3% June 2025 Russian Ruble denominated New Notes (US$100 (RUB 7,840)), on April 9, 2025 and June 18, 2025, respectively, prior to its acquisition by Kyivstar Group Ltd.

As of September 30, 2025, Bonds represent the principal amounts outstanding for April 2025 Old Notes US$23 and June 2025 Old Notes (US$14 (RUB1,180) which were not exchanged for New Notes prior to their respective maturity dates. Upon tender from Old noteholders, it is the Company’s intention to exchange the Old Notes, including accrued interest, of eligible noteholders against a cash settlement. Eligibility is based on successful completion of a sanctions check procedure. An indemnity agreement between VEON Holdings and VEON Amsterdam B.V. is in place which is to see VEON Holdings made whole for any external payments to eligible Old noteholders.

The lease liabilities are primarily (approximately 70%) related to the sale of the passive infrastructure of sites to the entity under common control of VEON Ltd and lease back places on those sites.

Other financial liabilities primarily include contingent consideration payable for Uklon Group acquisition of US$4 (refer to Note 4), long term financial liability for license for the Digital Business Support System of US$12 and long-term financial interest free loan of US$5 received from UTC, a related party, with maturity on May 30, 2027.

On August 13, 2025, in connection with the consummation of the Business Combination Agreement, Kyivstar Group Ltd. issued a loan note payable (the “Loan Note Payable”) to VEON Amsterdam B.V. in the aggregate principal amount of $178. The Loan Note Payable bears interest at a rate of 10% per annum, payable at maturity on August 12, 2026, and may be prepaid in whole or in part at any time without premium or penalty. Amounts repaid will be applied first to accrued interest and then to outstanding principal. On September 17, 2025, repayment of $124 was made, consisting of $122 of principal and $2 of interest. The remaining balance, including accrued interest, as of September 30, 2025 is $56.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	27

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Significant changes in financial assets and financial liabilities

There were no significant changes in financial assets and financial liabilities during nine-month period ended September 30, 2025 and 2024, except as disclosed above.

Financing activities during the nine-month period ended September 30, 2025

Except for the Capital Reorganization, SPAC Merger, bond repayment transactions and Loan Note Payable disclosed above, there were no further significant financing activities during the nine-month period ended September 30, 2025.

Financing activities during the nine-month period ended September 30, 2024

There were no significant financing activities during the nine-month period ended September 30, 2024.

8	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	September 30, 2025	December 31, 2024

Cash and cash equivalents at banks and on hand	302	479
Cash equivalents with original maturity of less than three months	170	195
Cash and cash equivalents, as presented in the consolidated statement of cash flows	472	674

As of September 30, 2025, US$456 (2024: US$429) of cash and cash equivalents at the level of Ukraine was subject to currency restrictions that limit the Company’s ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

Cash and cash equivalents with original maturity of less than three months amounting to US$170 (2024: US$195) comprise short-term deposits and sovereign Ukrainian bonds held by Kyivstar.

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit Kyivstar Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	28

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

9	DIVIDENDS AND CAPITAL DISTRIBUTIONS

There were no dividends paid or capital distributions paid during the nine-month period ended September 30, 2025 and 2024.

10	ISSUED CAPITAL AND RESERVES

The Company’s issued share capital comprised of the following:

	September 30, 2025	December 31, 2024
Authorized common shares (nominal value of US$0.01 per share)	265,430,000	—
Issued shares	230,863,524	206,942,440
Weighted-average shares basic and diluted, recasted	211,075,863	206,942,440

Kyivstar Group Ltd. was incorporated on March 7, 2025 with an authorized share capital of US$2, divided into 2,000,000,000 common shares, with a nominal value of US$0.001 (in dollars) each, all of which are designated as common shares. On June 13, 2025, the entire issued and unissued share capital of the Company was consolidated on a 10:1 basis into 200,000,000 common shares of nominal value US$0.01 (in dollars), with no change to the US$2 authorized share capital. On July 8, 2025, Kyivstar Group Ltd. increased its authorized share capital to 265,430,000 common shares of nominal value US$0.01 (in dollars).

The issued shares presented as of December 31, 2024 have been retroactively recast to reflect the capital structure following the Capital Reorganization. For the nine and three-months ended September 30, 2025 the 7,666,629 public warrants were excluded from the calculation of diluted earnings per share as the impact of including them was anti-dilutive.

Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, for such time as we have authorized but unissued share capital the Kyivstar Group Ltd. Board has the power to issue Kyivstar Group Ltd. Common Shares on such terms and conditions as the Kyivstar Group Ltd. Board may determine. Any increase in our authorized share capital requires the approval of in excess of 50% of the shares voted (a “simple majority”) at a shareholders’ meeting (a “general meeting”).

The holders of Kyivstar Group Ltd. Common Shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to Kyivstar Group Ltd. Common Shares detailed below.

Except for treasury shares, each fully paid Kyivstar Group Ltd. Common Share entitles its registered holder to:

●	receive notice of, attend and participate in general meetings;

●	have one vote per Kyivstar Group Ltd. Common Share on all issues voted upon at a general meeting, except for the purposes of cumulative voting for the election of the Kyivstar Group Ltd. Board, in which case each Kyivstar Group Ltd. Common Share shall have the same number of votes as the total number of members to be elected to the Kyivstar Group Ltd. Board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

●	receive dividends approved by the Kyivstar Group Ltd. Board (any dividend or other money payable in respect of a share which has remained unclaimed for six years from the date when it became due for payment shall, if the Kyivstar Group Ltd. Board so resolves, be forfeited and cease to remain owing by Kyivstar Group Ltd.);

●	in the event of our liquidation, receive a pro rata share of our surplus assets; and

●	exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

There are no sinking fund provisions attached to any of our shares. Holders of fully paid common shares have no further liability to Kyivstar Group Ltd. for capital calls.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	29

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

ADDITIONAL INFORMATION

11	RELATED PARTIES

The immediate parent and the ultimate controlling shareholder of the Company are VEON Amsterdam B.V. and VEON Ltd., respectively.

Related parties, as defined by IAS 24, are natural persons or companies that can be influenced by Kyivstar Group Ltd., that can exert an influence on the Company or that are under the influence of another related party of the Company. Transactions with related parties were conducted at arm’s length.

The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the nine-month period ended September 30:

	2025			2024
	Ultimate and Immediate parent	Entities under common control	Key Management Personnel	Ultimate and Immediate parent	Entities under common control
Service costs	—	(15)	—	—	(5)
Selling, general and administrative expenses	—	—	(1)	—	—
Finance costs	(3)	(32)	—	(1)	(28)
Depreciation charge of right-of-use asset	—	(26)	—	—	(21)
Other operating income	—	2	—	—	1
Other operating expenses	(36)	—	—	(3)	(1)
Finance income	14	—	—	16	—
Total	(25)	(71)	(1)	12	(54)

The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the three-month period ended September 30:

	2025			2024
	Ultimate and Immediate parent	Entities under common control	Key Management Personnel	Ultimate and Immediate parent	Entities under common control
Service costs	—	(8)	—	—	—
Selling, general and administrative expenses	—	—	(1)	—	—
Finance costs	(2)	(2)	—	(1)	(10)
Depreciation charge of right-of-use asset	—	(1)	—	—	(7)
Other operating income	—	1	—	—	1
Other operating expenses	(14)	—	—	(1)	1
Finance income	6	—	—	6	—
Total	(10)	(10)	(1)	4	(15)

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	30

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	September 30, 2025		December 31, 2024
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Right-of-use assets - LLC “Ukraine Tower Company”	—	199	—	169
Financial assets - VEON Amsterdam B.V.	—	—	363	—
Indemnity receivable from VEON Amsterdam B.V.	39	—	—	—
Other receivables from VEON Amsterdam B.V.	9	—	—	—
Financial assets - VEON Ltd.	—	—	8	—
	48	199	371	169

Trade and other payables - LLC “Ukraine Tower Company”	—	(7)	—	(6)
Trade and other payables - VEON Ltd.	(14)	—	(8)	—
Lease liabilities - LLC “Ukraine Tower Company”	—	(234)	—	(195)
Loan Note Payable - VEON Amsterdam B.V.	(56)	—	—	—
Financial liabilities payable to LLC “Ukraine Tower Company”	—	(5)	—	—
Other current liabilities - VEON Ltd.	(28)	—	—	—
	(98)	(246)	(8)	(201)

12	RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the nine-month period ended September 30, 2025.

As of September 30, 2025, the Company has potential tax exposures for which no provision is recognized under IAS 37, totaling US$53. The Company does not expect any liability or other financial impact (e.g. regarding recoverability of certain receivables) arising from these contingencies and uncertainties to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities.

13	EVENTS AFTER THE REPORTING PERIOD

Settlement of Insurance Claim

In October 2025 the Company received insurance compensation in the total amount of US$11 pursuant to the settlement agreement with the insurer. The settlement relates to the Group’s insurance claim under its voluntary property and business interruption insurance policy, covering damages and business interruption losses incurred as a result of the full-scale invasion of Ukraine in February 2022. The amount received will be recognized as an income in the period of receipt.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	31

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

14	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the VEON Holdings B.V. audited annual combined financial statements as of and for the year ended December 31, 2024.

Certain new and amended standards became effective as of January 1, 2025, which did not have a material impact on Kyivstar Group’s interim condensed consolidated financial statements. Kyivstar Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.

Dubai, November 24, 2025

Kyivstar Group Ltd.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2025	32